EXHIBIT 11

Schedule of Computation of Net Earnings Per Share
(Amounts in thousands, except earnings per share)

	Three Months Ended		Six Months Ended
	December 31,		December 31,
	2011	2010	2011	2010

Basic Earnings Per Share

Net earnings	$1,733	$1,735	$3,226	$2,787

Weighted-average Common Shares:

Basic Shares Outstanding	8,164	8,015	8,139	7,997

Basic Earnings Per Share	$0.21	$0.22	$0.40	$0.35

Diluted Earnings Per Share

Net earnings	$1,733	$1,735	$3,226	$2,787

Weighted-average Common Shares:

Outstanding	8,164	8,015	8,139	7,997

Stock Options	172	105	147	90

Restricted Stock	44	43	54	59

Diluted Shares Outstanding	8,380	8,163	8,340	8,146

Diluted Earnings Per Share	$0.21	$0.21	$0.39	$0.34